No. 812-13647
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO THE
APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF
THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE ACT

TRIANGLE CAPITAL CORPORATION
3700 Glenwood Avenue, Suite 530
Raleigh, NC 27612
(919) 719-4770

All Communications, Notices and Orders to:
Garland S. Tucker III and Steven C. Lilly
Triangle Capital Corporation
3700 Glenwood Avenue, Suite 530
Raleigh, NC 27612
Telephone: (919) 719-4770

Copies to:
John A. Good, Esq.
Helen W. Brown, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
Telephone: (901) 543-5901

April 10, 2009

TABLE OF CONTENTS

I.	Summary of Application	4
	Background to Prior Order	4
	The Plan	4
	Request for Amended Order	6
II.	Reason for Request	6
	Tax Consequences of Restricted Stock Awards	7
	Tax Consequences of Stock Option Awards	8
	Applicable Law and Need for Relief	9
III.	Requested Order	9
IV.	Standard for Exemptive Relief	9
V.	Procedural Matters	12
	Communications	12
	Authorizations	12
VI.	Exhibit List	12

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:	AMENDMENT NO. 1 TO THE APPLICATION FOR AN AMENDED ORDER
Triangle Capital Corporation	:	PURSUANT TO SECTION 23(c)(3)OF THE INVESTMENT COMPANY ACT OF
3700 Glenwood Avenue, Suite 530	:	1940 GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE ACT
Raleigh, NC 27612	:

File No. 812-13647	:
Investment Company Act of 1940	:
:

     Triangle Capital Corporation (the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), respectfully requests an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 23(c)(3) of the 1940 Act1 granting an exemption from Section 23(c) of the 1940 Act. The Amended Order would amend an exemptive order issued by the Commission on March 18, 2008 (the “Prior Order”)2. The Prior Order was granted pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 under the 1940 Act3 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4). The Prior Order permits the Company to issue shares of restricted common stock (“Restricted Stock”) as part of the compensation packages for certain of its current and future employees and directors and certain current and future employees of its wholly-owned consolidated subsidiaries pursuant to the Company’s Amended and Restated 2007 Equity Incentive Plan (the “Plan”). The Company seeks an amendment to the Prior Order pursuant to Section 23(c)(3) of the 1940 Act to exempt the Company from Section 23(c) of the 1940 Act to allow it to engage in certain transactions in connection with the Plan that may constitute “purchases” by the Company of its own securities within the meaning of Section 23(c) of the 1940 Act, as described in more detail below.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

[2]	In the Matter of Triangle Capital Corporation, Investment Company act Release Nos. 28165 (February 20, 2008) (notice) and 28196 (March 18, 2008 (order).

[3]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

I.	Summary of Application
     Background to Prior Order
     The Company filed an application with the Division of Investment Management on October 31, 2007 and an amendment on February 20, 2008, requesting an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The Company requested this relief in order to issue shares of Restricted Stock to the Company’s employees and non-employee directors pursuant to the Plan.
     On March 18, 2008, the Company received the Prior Order from the Commission granting the requested relief under the 1940 Act and authorizing the issuance of Restricted Stock to participants under the Plan. At the Company’s 2008 annual stockholder’s meeting held on May 7, 2008 (the “2008 Annual Meeting”), the Company’s stockholder’s approved the terms and provisions of the Plan.
     The Plan
     The Plan, a copy of which is attached to this Request for an Amended Order as Exhibit A, authorizes the Company to issue (i) Restricted Stock4 to the Company’s executive officers, employees and non-employee directors in accordance with the terms and conditions of the Prior Order and (ii) options to purchase shares of the Company’s common stock to the Company’s executive officers and employees in accordance with Section 61(a)(3)(B) of the 1940 Act. Except to the extent restricted under the terms of the Plan, a Plan participant (“participant”) granted Restricted Stock has all the rights of any other stockholder, including the right to vote the Restricted Stock and the right to receive dividends. The Company’s Board of Directors (the “Board”) determines the vesting schedule for each award of Restricted Stock at the time of the initial grant. Options granted under the Plan entitle the optionee, upon exercise, to purchase shares of common stock at the specified exercise price per share, which can be no less than the fair market value of a share of stock on the date of the grant, subject to forfeiture provisions as determined by the Board. The exercise period of each stock option awarded will expire on a date determined by the Board, which will be specified in the stock option award agreement (but in no event will the expiration date exceed ten years from the grant date).
     The Company has and will continue to use the closing sales price of its shares of common stock on the Nasdaq stock market (“NASDAQ”) (or any other primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its shares of common stock for all purposes under the Plan.5

[4]
During the restriction period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the participant. Except as the Board otherwise determines, upon termination of a participant’s employment or service on the Board during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

[5]
The Plan defines the term fair market value more broadly as “the closing sales price of the Shares on the Nasdaq stock market, or any other such exchange on which the shares are traded, on such date... or ... in the event there is no public

     The Plan explicitly permits the Company to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Company’s executive officers and employees to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of options to purchase shares of the Company’s common stock granted pursuant to the Plan. Specifically, Section 14.5 of the Plan states:

“A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.” (emphasis added)

     On May 7, 2008, the Company’s Board granted an aggregate of 113,500 shares of Restricted Stock to certain employees and independent directors pursuant to the Plan. The Restricted Stock award agreements entered into between the Company on the one hand and each of the executive officers or employees on the other hand provides that the Company shall have the right to “(i) make deductions from the number of shares otherwise deliverable upon satisfaction of the conditions precedent under the award agreement in an amount sufficient to satisfy withholding of any federal, state or local taxes required by law, or (ii) take such other action as may be necessary or appropriate to satisfy any such tax withholding obligations.”
     The Plan also provides the Company’s Board with discretion to permit participants to pay the exercise price of options to purchase shares of the Company’s common stock granted to them pursuant to the Plan with shares of the Company’s common stock already held by them. Specifically, Section 6.4(d) of the Plan states:

“Payment of the Option Price shall be made in cash or cash equivalents, or, at the discretion of the Board . . . by transfer, either actually or by attestation, to the Company of Shares that have been held by the Participant for at least six (6) months (or such lesser period as may be permitted by the Board), valued at the Fair Market Value of such Shares on the date of exercise . . . together with any market for the Shares on such date, the fair market value as determined, in good faith, by the Board in its sole discretion...” No transactions will be conducted pursuant to this order on days where there are no reported market transactions involving the Company’s shares.

applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Board . . . an Option may also be exercised by delivering a notice of exercise of the Option and simultaneously selling the Shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the Option Price, together with any applicable withholding taxes.”

     To date, the Company’s Board has not issued any options to purchase shares of the Company’s common stock to any participants under the Plan.
     Sections 14.5 and 6.4(d), which were included in the Plan previously submitted to the Commission in connection with the Prior Order and subsequently approved by the Company’s stockholders at the 2008 Annual Meeting, clearly permit the Company to withhold shares from an award or purchase shares of the Company’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of options to purchase shares of the Company’s common stock granted pursuant to the Plan in order to cover the tax obligations that the Company is required to collect and remit to the Internal Revenue Service (“IRS”) pursuant to the Plan. Pursuant to Section 4.1 of the Plan, any shares that are withheld from an award in order to satisfy tax withholding obligations will be added back to the shares available under the Plan.
     Request for Amended Order
     As discussed above, the Prior Order grants relief from Sections 23(a) and 23(b) of the 1940 Act, but the Company did not specifically request relief under Section 23(c). The Company hereby requests an amendment to the Prior Order for exemptive relief under Section 23(c) of the 1940 Act to permit the Company to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Plan. In addition, the Company requests an exemption from Section 23(c) of the 1940 Act to permit participants to pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted to them pursuant to the Plan with shares of the Company’s common stock already held by them. The Company will continue to comply with all of the terms and conditions of the Prior Order.
II.	Reason for Request
     Pursuant to the relief granted under the Prior Order, the Company has been issuing shares of Restricted Stock to its non-employee directors and its employees. The Plan enables the Company to offer the participants compensation packages that are competitive with those offered by its competitors and other investment management businesses, which enhances the Company’s ability to hire and retain key senior management and other key personnel.

     Tax Consequences of Restricted Stock Awards
     Under Section 83(a) of the Internal Revenue Code of 1986, as amended (the “Code”), a participant is required to recognize taxable income equal to the fair market value7 of the Restricted Stock at such time as the stock no longer is subject to a risk of forfeiture, unless the participant elects to be taxed on the fair market value of all Restricted Stock as of the date of grant under Section 83(b) of the Code.8
     On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the participant and available for sale or transfer. At that time, if the participant is an employee of the Company and subject to federal withholding tax on compensation, the value of the vesting shares is deemed additional compensation in the form of wages for purposes of the Federal Insurance Contributions Act (“FICA”), the Federal Unemployment Tax Act (“FUTA”) and federal income tax purposes.
     Payments treated as wages under Section 3401 of the Code are subject to tax withholding under Section 3402 of the Code; therefore any compensation income recognized by a participant upon vesting of Restricted Stock is generally subject to federal withholding for income and employment tax purposes. If the participant is an employee of the Company, arrangements must be made to satisfy any withholding tax obligations that arise in connection with Restricted Stock. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.9
     In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement.10

[7]
See footnote 5. The Company has and will continue to use the closing sales price of its shares of common stock on the NASDAQ (or any other primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Plan.

[8]
Generally, participants forgo such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

[9]
Where the withholding obligation arises at vesting or release of the underlying shares, most companies provide employees with notification of this tax liability 30-90 days in advance. The notice usually states the time period within which the company must receive the withholding tax payment, which is generally prior to or very shortly after the vesting date of the restricted stock.

[10]
The Company’s Plan provides that any shares that are withheld from an award in order to satisfy tax withholding obligations will be added back to the shares available under the Plan. Section 4.1 of the Plan (Shares Available) states: “In the event that any Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld.”

     The Company’s Plan incorporates this concept of “net share settlement.” Specifically, Section 14.5 of the Plan states “the Company shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award . . . and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.”
     Tax Consequences of Stock Option Awards
     There are two types of stock options, classified by their tax status: Non-Qualified Stock Options (“NQSOs”) and Incentive Stock Options (“ISOs”).
     Non-Qualified Stock Options. NQSOs granted under the Plan will not be taxable to a recipient at the time of grant. Upon the exercise of a NQSO, the amount by which the fair market value of the shares of the Company’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value11 of the shares withheld. When the optionee sells the shares of the Company’s common stock received upon exercise of the NQSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).
     Incentive Stock Options. A recipient of an ISO under the Plan will not generally recognize any taxable income for U.S. federal income tax purposes upon receipt of an ISO or, generally, at the time of exercise of an ISO, except possibly under the alternative minimum income tax rules. If the recipient exercises an ISO and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the ISO or within one year after the shares are transferred to the recipient of the option), the recipient receives long-term capital gains treatment on the difference between the price for which the recipient of the ISO sells the shares of the Company’s common stock and his or her tax basis in the shares (generally, the amount paid upon exercise of such options). In the event of a disqualifying disposition, the difference between the fair market value12 of the shares of common stock received on the date of exercise and the exercise price will generally be treated as ordinary income in the year of disposition. In accordance with

[11]
See footnote 5. The Company has and will continue to use the closing sales price of its shares of common stock on the NASDAQ (or any other primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Plan.

[12]
See footnote 5. The Company has and will continue to use the closing sales price of its shares of common stock on the NASDAQ (or any other primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Plan.

applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income, if applicable.
     Applicable Law and Need for Relief
     Section 23(c) of the 1940 Act, which is made applicable to BDCs by Section 63 of the 1940 Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Company and the participants described in this Application with respect to the Plan constitute “purchases” by the Company of its own securities, Section 23(c) of the 1940 Act would prohibit these transactions.
III.	Requested Order
     The Company hereby requests an amendment to the Prior Order to request exemptive relief under Section 23(c) of the 1940 Act to permit the Company to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Plan. In addition, the Company requests an exemption from Section 23(c) of the 1940 Act to permit participants to pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted to them pursuant to the Plan with shares of the Company’s common stock already held by them. The Company will continue to comply with all of the terms and conditions of the Prior Order.
IV.	Standard for Exemptive Relief
     Section 23(c)(3) permits a closed-end investment company to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” The transactions between the Company and the participants described in this Application with respect to the Plan may entail “purchases” by the Company of its own securities within the meaning of Section 23(c) of the 1940 Act. However, the Company submits that any such purchases will be made in a manner that does not unfairly discriminate against the Company’s other stockholders.

     The Company believes that the requested relief meets the standards of Section 23(c)(3) of the 1940 Act. The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies (“SBICs”) and BDCs. The Company believes that its request for an Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission for relief under Section 23(c) of the 1940 Act.
     In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1 in connection with the company’s implementation of an equity based stock plan.13 In 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.14 These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of Restricted Stock to their employees. In each case, the order granted relief under Section 23(c), in the event that a purchase by the issuer of the issuer’s stock from any participant in connection with an award or where shares were withheld by the issuer in payment of the exercise price, might be considered a purchase, or otherwise prohibited by Section 23(c).15

[13]
Baker, Fentress & Company, et al; Investment Company Act Release No. 23571 (November 24, 1998) (notice); Release No. 23619 (December 22, 1998) (order). In Baker Fentress, the applicants stated that a purchase by Baker, Fentress & Company (“BKF”) of BKF stock from a participant in connection with an Award might be prohibited by Section 23(c) and requested an order under Section 23(c) to permit these purchases. Applicants argued that the purchases would be made on a basis that did not unfairly discriminate against BKF shareholders because BKF would purchase its shares from the participants at their market price on the date of the repurchase, the same price at which all other shareholders of BKF could sell their shares on the New York Stock Exchange.

[14]
The Adams Express Company, et al, Investment Company Act Release No. 26759 (February 10, 2005) (notice); Release No. 26780 (March 8, 2005) (order). In Adams Express, the applicants stated that a purchase by Adams or Petroleum of Adams or Petroleum stock from a participant in connection with an Award, or if shares were withheld by the applicants in payment of the exercise price, might be prohibited by Section 23(c) and requested an order under Section 23(c) to permit these purchases. Applicants argued that the purchases would be made on a basis that did not unfairly discriminate against the stockholders of Adams and Petroleum because Adams and Petroleum would purchase their shares from the participants at their Fair Market Value, as defined in the Plans, on the date of the repurchase, which would not be significantly different from the price at which all other Adams and Petroleum stockholders could sell their shares on the New York Stock Exchange.

[15]
See also, Bando McGlocklin Capital Corporation, Investment Company Act Release No. 17837 (November 1, 1990) (notice) No. 17879 (order) (granting relief from Sections 17(d), 18(d) and 23(a),(b) and (c) of the 1940 Act) and Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985 (notice) and No. 14594 (June 21, 1985) (order) (exempting its members from the provisions of Sections 17(d), 18(d) and 23(a),(b) and (c) of the 1940 Act). See also, In the matter of XSource, Inc., Investment Company Act Release No. 24596 (August 11, 2000) (notice). Request for an order under Section 23(c) to permit the issuer to purchase shares of its common stock from participants in the plan in connection with the exercise of an Option. Applicants argued that the Plan was structured to prevent discrimination against applicant’s shareholders because the applicant agreed to purchase its shares from any participant at the fair market value at which all other shareholders could sell their shares on an exchange or over the counter.

     The Company has and will continue to use the closing sales price of its shares of common stock on the NASDAQ (or any other primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Plan. All purchases of the Company’s stock would be at the closing price of the common stock on the NASDAQ (or any other primary exchange on which the shares are traded) on such date (i.e., the public market price on the date the Restricted Stock vests or the date of exercise of any options). Because all of the transactions between the Company and the participants described in this Application with respect to the Plan will take place at the public market price of the Company’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NASDAQ.
     Such transactions may be made only as permitted by the Plan. The Plan was approved by the stockholders at the 2008 Annual Meeting and the form presented to the stockholders for approval contained the provisions regarding the Company’s ability to withhold shares from awards in order to satisfy tax withholding obligations and paying the exercise price for options with shares of the Company’s common stock. These transactions permit the Company to deliver only shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plan. The resulting reduction in dilution using these transactions should benefit all of the Company’s stockholders.
     The withholding provisions in the Plan do not raise concerns about preferential treatment of the Company’s insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally. Further, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options.
     Finally, the Company’s request for relief under Section 23(c) is substantially similar to the relief granted by the Commission in the orders given to Baker, Fentress & Company, Adams Express Company, Bando McGlocklin Capital Corporation, and the Association of Publicly Traded Investment Funds. Because any purchase by the Company of shares from participants would be made at the public market price on the date the Restricted Stock vests or the date of exercise of any options, as applicable (the same price at which all other stockholders of the Company could sell their shares on the NASDAQ), such purchase would be made on a basis that did not unfairly discriminate against the Company’s stockholders. The Company asserts that for the reasons discussed above, the potential “purchases” are in the best interests of the Company and its stockholders.

V.	Procedural Matters
     Communications
     Please address all communications concerning this Request for an Amended Order and the Notice and Amended Order to:
Triangle Capital Corporation
3700 Glenwood Avenue, Suite 530
Raleigh, North Carolina 27612
Attention: Garland S. Tucker III and Steven C. Lilly
Facsimile: (919) 719-4777; Telephone: (919) 719-4770
     Please address any questions, and a copy of any communications, concerning this Request for an Amended Order, the Notice and Order to:
John A. Good, Esq.
Helen W. Brown, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
Telephone: (901) 543-5901; Facsimile: (888) 543-4644
     Authorizations
     The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Request for an Amended Order has been specifically authorized by a resolution of the Board of Directors of the Company dated March 22, 2007. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.
VI.	Exhibit List
     The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A	Triangle Capital Corporation’s Amended and Restated 2007 Equity Incentive Plan
Exhibit B	Verification Required by Rule 0-2(d) of the 1940 Act
Exhibit C	Resolutions Authorizing Application.

     Triangle Capital Corporation has caused this Application to be duly signed on its behalf on the 10th day of April, 2009.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Steven C. Lilly

Name:	Steven C. Lilly
Title:	Chief Financial Officer, Treasurer, Secretary and Director

EXHIBIT A
Amended and Restated 2007 Equity Incentive Plan
(see attached)

TRIANGLE CAPITAL CORPORATION
AMENDED AND RESTATED
2007 EQUITY INCENTIVE PLAN

TRIANGLE CAPITAL CORPORATION
AMENDED AND RESTATED
2007 EQUITY INCENTIVE PLAN
Section 1.      Purposes.
     1.1. Generally. This plan shall be known as the “Triangle Capital Corporation Amended and Restated 2007 Equity Incentive Plan” (the “Plan”). The purpose of the Plan is to promote the interests of Triangle Capital Corporation, a Maryland corporation (the “Company”), its Affiliates (as defined herein) and its stockholders by (i) attracting and retaining key officers, employees, and directors of, the Company and its Affiliates; (ii) motivating such individuals by means of individual performance-related incentives to achieve long-range performance goals; (iii) encouraging ownership of stock in the Company by such individuals; and (iv) linking their compensation to the long-term interests of the Company and its stockholders. With respect to any awards granted under the Plan that are intended to comply with the requirements of “performance-based compensation” under Section 162(m) of the Code, the Plan shall be interpreted in a manner consistent with such requirements.
     1.2. Amendment and Restatement. This Plan amends and restates the Triangle Capital Corporation 2007 Equity Incentive Plan adopted February 13, 2007 (the “Prior Plan”) in its entirety. All Awards (as defined below) granted subsequent to the date of this Plan’s adoption by the Company’s stockholders shall be subject to the terms of this Plan.
Section 2.      Definitions. As used in the Plan, the following terms shall have the meanings set forth below:
     (a) “1940 Act” means the Investment Company Act of 1940, as amended.
     (b) “Affiliate” shall mean any wholly-owned consolidated subsidiary of the Company.
     (c) “Award” shall mean any Option or Restricted Share Award granted under the Plan, whether singly, in combination or in tandem, to a Participant by the Board pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Board may establish or which are required by applicable legal requirements.
     (d) “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.
     (e) “Board” shall mean the Board of Directors of the Company.
     (f) “Cause” shall mean, unless otherwise defined in the applicable Award Agreement, (i) the engaging by the Participant in willful misconduct that is injurious to the Company or its Affiliates, or (ii) the embezzlement or misappropriation of funds or property of the Company or its Affiliates by the Participant. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant’s action or omission was in the best interest of the Company. Any determination of Cause for purposes of the Plan or any Award shall be made by the Board in its sole discretion. Any such determination shall be final and binding on a Participant.

     (g) “Change in Control” shall mean, unless otherwise defined in the applicable Award Agreement, any of the following events:
     (i) any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act, other than the Company or an Affiliate thereof or any employee benefit plan of the Company or any of its Affiliates, becomes the beneficial owner of the Company’s securities having 35% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business);
     (ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor company or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction are held in the aggregate by the holders of the Company’s securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction;
     (iii) during any period of two (2) consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s stockholders, of each Director of the Company first elected during such period was approved by a vote of at least two-thirds (2/3rds) of the Directors of the Company then still in office who were (i) Directors of the Company at the beginning of any such period, and (ii) not initially (a) appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a Person other than the Board, or (b) designated by a Person who has entered into an agreement with the Company to effect a transaction described in (i) or (ii) above or (iv) or (v) below;
     (iv) a complete liquidation or dissolution of the Company; or
     (v) the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to an Affiliate).
     (h) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
     (i) “Committee” shall mean a committee of two or more members of the Board appointed by the Board in accordance with Section 3.3.
     (j) “Covered Officer” shall mean at any date (i) any individual who, with respect to the previous taxable year of the Company, was a “covered employee” of the Company within the meaning of Section 162(m); provided, however, that the term “Covered Officer” shall not include any such individual who is designated by the Board, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a “covered employee” with respect to the current taxable year of the Company and (ii) any individual who is designated by the Board, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a “covered employee” with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested.
     (k) “Director” shall mean a member of the Board.

     (l) “Disability” shall mean, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as a total and permanent disability under the Company’s then current long-term disability plan.
     (m) “Employee” shall mean an officer or employee of the Company or of any Affiliate.
     (n) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
     (o) “Fair Market Value” with respect to the Shares, shall mean, for purposes of a grant of an Award as of any date, (i) the closing sales price of the Shares on the Nasdaq stock market, or any other such exchange on which the shares are traded, on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) in the event there is no public market for the Shares on such date, the fair market value as determined, in good faith, by the Board in its sole discretion (which, for purposes of Section 6.2, will in no event will be less than the net asset value of such Shares on such date, as determined in accordance with the 1940 Act and the rules thereunder), and for purposes of a sale of a Share as of any date, the actual sales price on that date.
     (p) “Incentive Stock Option” shall mean an option to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.
     (q) “Non-Qualified Stock Option” shall mean an option to purchase Shares from the Company that is granted under Sections 6 or 9 of the Plan and is not intended to be an Incentive Stock Option.
     (r) “Non-Employee Director” shall mean a Director who is not an officer or employee of the Company.
     (s) “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.
     (t) “Option Price” shall mean the purchase price payable to purchase one Share upon the exercise of an Option.
     (u) “Participant” shall mean any Employee or Director.
     (v) “Performance Award” shall mean any Award granted under Section 8 of the Plan.
     (w) “Person” shall mean any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.
     (x) “Restricted Share” or “Restricted Share Award” shall mean any Share granted under Sections 7 or 9 of the Plan.
     (y) “Retirement” shall mean, unless otherwise defined in the applicable Award Agreement, retirement of a Participant from the employ or service of the Company or any of its Affiliates in accordance with the terms of the applicable Company retirement plan or, if a Participant is not covered by any such plan, retirement on or after such Participant’s 65th birthday.

     (z) “SEC” shall mean the Securities and Exchange Commission or any successor thereto.
     (aa) “Section 16” shall mean Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.
     (bb) “Section 162(m)” shall mean Section 162(m) of the Code and the regulations promulgated thereunder and any successor provision thereto as in effect from time to time.
     (cc) “Shares” shall mean shares of the common stock, $0.001 par value, of the Company.
     (dd) “Substitute Awards” shall mean Awards granted solely in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.
Section 3.      Administration.
     3.1. Administration by the Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3.3 hereof.
     3.2. Powers of the Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:
     (a) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provision of each Award granted, including the time or times when a Participant shall be permitted to exercise an Award; and the number of Shares with respect to which an Award shall be granted to each such Participant. Notwithstanding the foregoing powers of the Board, any grants of Awards to Non-Employee Directors under the Plan shall be automatic and shall not be changed without SEC approval, and the issuance of any Award to an Employee will be approved by the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors on the basis that such issuance is in the best interests of the Company and its stockholders.
     (b) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.
     (c) To amend the Plan or an Award as provided in Section 13.
     (d) To terminate or suspend the Plan as provided in Section 13.
     (e) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.
     3.3. Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of three (3) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and Board references in the last sentence of this Section 3.3 shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.
     3.4. Effects of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.
Section 4.      Shares Available For Awards.
     4.1. Shares Available. Subject to the provisions of Section 4.5 hereof, the stock to be subject to Awards under the Plan shall be the Shares of the Company and the maximum number of Shares with respect to which Awards may be granted under the Plan shall be 900,000. If, after the effective date of the Plan, any Shares covered by an Award granted under this Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates, expires unexercised or is canceled or settled without the delivery of Shares or with the delivery of a reduced number of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, reduction, forfeiture, termination, expiration or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld.
     4.2. Limits on Grants of Individual Awards.
     (a) No individual Participant shall be granted Options under the Plan in any calendar year that relate to more than 100,000 Shares.
     (b) No individual Participant shall be granted Awards under the Plan relating to more than 25% of the Shares reserved for issuance.
     4.3. Limits on Grants of Restricted Shares. The combined maximum amount of Restricted Shares that may be issued under the Plan will be 10% of the outstanding Shares on the Effective Date (as defined in Section 15.1 below) plus 10% of the number of Shares issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.
     4.4. Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Shares issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

     4.5. Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares, then the Board shall in an equitable and proportionate manner (and, as applicable, in such manner as is consistent with Sections 422 and 409A of the Code and the regulations thereunder and with Section 162(m)) either: (i) adjust any or all of (1) the aggregate number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan; (2) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards under the Plan, provided that the number of shares subject to any Award shall always be a whole number; (3) the grant or exercise price with respect to any Award under the Plan (but only provided that the SEC has issued an exemptive order or the SEC’s staff has provided written confirmation allowing the Company to do so); and (4) the limits on the number of Shares that may be granted to Participants under the Plan in any calendar year; (ii) provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect; or (iii) make provision for a cash payment to the holder of an outstanding Award.
     4.6. Substitute Awards. Any Shares issued by the Company as Substitute Awards in connection with the assumption or substitution of outstanding grants from any acquired corporation shall not reduce the Shares available for Awards under the Plan.
     4.7. Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of issued Shares which have been reacquired by the Company.
     4.8. No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate Section 61(a)(3) of the Act, and, if otherwise approved for grant, shall be void and of no effect. The grants of Awards under the Plan to Non-Employee Directors shall be automatic and shall not be changed without SEC approval.
Section 5.      Eligibility.
     Any Employee or Director shall be eligible to be designated a Participant; provided, however, that Non-Employee Directors shall only be eligible to receive Awards granted consistent with Section 9.
Section 6.      Stock Options.
     6.1. Grant. The Board shall have sole and complete authority to determine the Participants to whom Options shall be granted, the number of Shares subject to each Award, the exercise price (subject to Section 6.2 below) and the conditions and limitations applicable to the exercise of each Option. The Board shall have the authority to grant Incentive Stock Options, and to grant Non-Qualified Stock Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. A person who has been granted an Option under this Plan may be granted additional Options under the Plan if the Board shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under all plans described in of Section 422(d) of the Code of the Employee’s employer corporation and its parent and Affiliates) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

     6.2. Price. The Board in its sole discretion shall establish the Option Price at the time each Option is granted. Except in the case of Substitute Awards, the Option Price of an Option may not be less than one hundred percent (100%) of the Fair Market Value of the Shares with respect to which the Option is granted on the date of grant of such Option. Once established, the Option Price of any Option may not be changed absent an exemptive order from the SEC or written confirmation from its staff allowing the Company to do so.
     6.3. Term. Subject to the Board’s authority under Section 3.2 and the provisions of Section 6.5, each Option and all rights and obligations thereunder shall expire on the date determined by the Board and specified in the Award Agreement. The Board shall be under no duty to provide terms of like duration for Options granted under the Plan. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of ten (10) years from the date such Option was granted.
     6.4. Exercise.
     (a) Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Board shall have full and complete authority to determine, subject to Section 6.5 herein, whether an Option will be exercisable in full at any time or from time to time during the term of the Option, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option as the Board may determine.
     (b) The Board may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any Option granted hereunder shall be effective only at such time as the sale of Shares pursuant to such exercise will not violate any state or federal securities or other laws.
     (c) An Option may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Board of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.
     (d) Payment of the Option Price shall be made in cash or cash equivalents, or, at the discretion of the Board, (i) by transfer, either actually or by attestation, to the Company of Shares that have been held by the Participant for at least six (6) months (or such lesser period as may be permitted by the Board), valued at the Fair Market Value of such Shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Board, or (ii) by a combination of such cash (or cash equivalents) and such Shares; provided, however, that the optionee shall not be entitled to tender Shares pursuant to successive, substantially simultaneous exercises of an Option or any other stock option of the Company. Subject to applicable securities laws, an Option may also be exercised by delivering a notice of exercise of the Option and simultaneously selling the Shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the Option Price, together with any applicable withholding taxes. Until the optionee has been issued the Shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such Shares.

     6.5. Ten Percent Stock Rule. Notwithstanding any other provisions in the Plan, if at the time an Option is otherwise to be granted pursuant to the Plan, the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company or its parent or Affiliate corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Option is granted.
Section 7.      Restricted Shares.
     7.1. Grant.
     (a) Subject to the provisions of the Plan and other applicable legal requirements, the Board shall have sole and complete authority to determine the Participants to whom Restricted Shares shall be granted, the number of Restricted Shares to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Shares may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Share Awards shall be evidenced by Award Agreements in such form as the Board shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Board that are consistent with the terms of the Plan.
     (b) Each Restricted Share Award made under the Plan shall be for such number of Shares as shall be determined by the Board and set forth in the Award Agreement containing the terms of such Restricted Share Award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Board so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the Shares covered by the Restricted Share Award. The Award Agreement may also, in the discretion of the Board, set forth performance or other conditions that will subject the Shares to forfeiture and transfer restrictions. The Board may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share Awards.
     (c) Notwithstanding Sections 7.1(a) and 7.1(b) hereof, any grants of Restricted Shares to Non-Employee Directors under the Plan shall be automatic and shall not be changed without SEC approval.
     7.2. Delivery of Shares and Transfer Restrictions. At the time of a Restricted Share Award, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Board, in its discretion, may determine. The applicable Award Agreement will specify whether a grantee has the right to receive dividends with respect to the Restricted Shares prior to the lapsing of transfer restrictions. Unless otherwise provided in the applicable Award Agreement, the grantee shall have all other rights of a stockholder with respect to the Restricted Shares, including the right to vote such Shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Shares; (ii) none of the Shares may be transferred except for disposition by gift, will or the laws of descent and distribution during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Board at or after grant, all of the

Shares shall be forfeited and all rights of the grantee to such Shares shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company for the entire restricted period in relation to which such Shares were granted and unless any other restrictive conditions relating to the Restricted Share Award are met. Unless otherwise provided in the applicable Award Agreement, any Shares, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Shares subject to Restricted Share Awards shall be subject to the same restrictions, terms and conditions as such restricted Shares.
     7.3. Termination of Restrictions. At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share Award are met, or at such earlier time as otherwise determined by the Board, all restrictions set forth in the Award Agreement relating to the Restricted Share Award or in the Plan shall lapse as to the restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant’s beneficiary or estate, as the case may be.
Section 8.      Performance Awards.
     8.1. Grant. The Board shall have sole and complete authority to determine the Employees who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Shares (including but not limited to Restricted Shares), (ii) valued, as determined by the Board, in accordance with the achievement of such Employees’ individual performance goals during such performance periods as the Board shall establish, and (iii) payable at such time and in such form as the Board shall determine.
     8.2. Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Board shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.
     8.3. Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Board, on a deferred basis. Termination of employment prior to the end of any performance period, other than for reasons of death or Disability, will result in the forfeiture of the Performance Award, and no payments will be made. An employee’s rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Board may determine at or after grant.
Section 9.      Non-Employee Director Awards.
     9.1. Each Non-Employee Director shall receive a grant of Restricted Shares at the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year. The number of Restricted Shares granted to each Non-Employee Director shall be the equivalent of $30,000 worth of Shares based on the market value at the close of the Nasdaq stock market on the date of grant. Notwithstanding the foregoing, and subject to Sections 9.2 and 9.3 below, the Board may provide that all or a portion of a Non-Employee Director’s annual retainer, meeting fees and/or other awards or compensation as determined by the Board, be payable (either automatically or at the election of a Non-Employee Director) in the form of Non-Qualified Stock Options, Restricted Shares or unrestricted

Shares; provided, however, that the Company has received an order from the SEC that permits such Award. The Board shall determine the terms and conditions of any such Awards, including the terms and conditions which shall apply upon a termination of the Non-Employee Director’s service as a member of the Board, and shall have full power and authority in its discretion to administer such Awards, subject to the terms of the Plan and applicable law.
     9.2. Subject to applicable legal requirements and Section 9.3 below, the Board may also grant Awards to Non-Employee Directors pursuant to the terms of the Plan, including any Award described in Sections 6 or 7 above.
     9.3. Any grants of Awards to Non-Employee Directors under the Plan shall be automatic and shall not be changed without SEC approval.
Section 10.    Provisions Applicable To Covered Officers And Performance Awards.
     10.1. Notwithstanding anything in the Plan to the contrary, unless the Board determines that a Performance Award to be granted to a Covered Officer should not qualify as “performance-based compensation” for purposes of Section 162(m), Performance Awards granted to Covered Officers shall be subject to the terms and provisions of this Section 10. Accordingly, unless otherwise determined by the Board, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Board discretion to increase the amount of compensation otherwise payable to a Covered Officer in connection with any such Award upon the attainment of the performance criteria established by the Board.
     10.2. With respect to any Covered Officer, the maximum annual number of Shares in respect of which all Performance Awards may be granted under Section 8 of the Plan is 100,000 and the maximum amount of all Performance Awards that are settled in cash and that may be granted under Section 8 of the Plan in any year is $1,000,000.
     10.3. To the extent necessary to comply with Section 162(m), with respect to grants of Performance Awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Board shall, in writing, (1) select the individual performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Board shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Board shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Board may deem relevant in its sole discretion to the assessment of individual performance for the performance period.
Section 11.    Termination Of Employment.
     The Board shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment with the Company and Affiliates, including a termination by the Company with or without Cause, by a Participant voluntarily, or by reason of death,

Disability or Retirement, and may provide such terms and conditions in the Award Agreement or in such rules and regulations as it may prescribe.
Section 12.    Change In Control.
     The Board may specify in the applicable Award Agreement at or after grant, or otherwise by resolution prior to a Change in Control, that all or a portion of the outstanding Awards shall vest, become immediately exercisable or payable and have all restrictions lifted upon a Change in Control.
Section 13.    Amendment And Termination.
     13.1. Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement.
     13.2. Amendments to Awards. Subject to the restrictions of Section 6.2 above and Section 13.5 below, the Board may waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.
     13.3. Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Board is hereby authorized to make equitable and proportionate adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (and shall make such adjustments for events described in Section 4.5 hereof) affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations or accounting principles.
     13.4. Section 409A Compliance. No Award (or modification thereof) shall provide for deferral of compensation that does not comply with Section 409A of the Code unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if one or more of the payments or benefits received or to be received by a Participant pursuant to an Award would cause the Participant to incur any additional tax or interest under Section 409A of the Code, the Board may reform such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A of the Code.
     13.5. Exercise Price of Awards. Once established, the exercise price of an Award shall not be changed absent an exemptive order from the SEC or written confirmation from its staff that the Company may do so.
Section 14.    General Provisions.
     14.1. Limited Transferability of Awards. Except as otherwise provided in the Plan, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by gift, will or the laws of descent and distribution. In addition, no transfer or disposition of an Award shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the gift affidavit, will and/or such other evidence as the Board may deem necessary or appropriate to establish the validity of the transfer.
     14.2. Dividends. In the sole and complete discretion of the Board, an Award may provide the Participant with dividends, payable in cash, Shares, other securities or other property on a current or deferred basis. All dividends which are not paid currently may, at the Board’s discretion, accrue interest, be reinvested into additional Shares, or, in the case of dividends credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Section 4 shall not be reduced to reflect any dividends that are reinvested into additional Shares or credited as Performance Awards.
     14.3. No Rights to Awards. No Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each Participant.
     14.4. Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations and other requirements of the SEC or any state securities commission or regulatory authority, any stock exchange or other market upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
     14.5. Withholding. A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Board may provide for additional cash payments to holders of Options to defray or offset any tax arising from the grant, vesting, exercise or payment of any Award.
     14.6. Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and may specify the terms and conditions of the Award and any rules applicable thereto. In the event of a conflict between the terms of the Plan and any Award Agreement, the terms of the Plan shall prevail. The Board shall, subject to applicable law, determine the date an Award is deemed to be granted. The Board or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement’s or document’s effectiveness that such agreement or document be executed by the Participant, including by electronic signature or other electronic indication of acceptance, and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

     14.7. No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options or Restricted Shares.
     14.8. No Right to Employment. The grant of an Award shall not be construed as giving an Employee the right to be retained in the employ of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss an Employee from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in an Award Agreement.
     14.9. No Rights as Stockholder. Subject to the provisions of the Plan and the applicable Award Agreement, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until such person has become a holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Shares hereunder, the applicable Award Agreement shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Shares.
     14.10. Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Maryland without giving effect to conflicts of laws principles.
     14.11. Severability. If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.
     14.12. Other Laws. The Board may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non-U.S. laws or regulations) or entitle the Company to recover the same under Exchange Act Section 16(b), and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.
     14.13. No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.
     14.14. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Board shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.
     14.15. Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

     14.16. 1940 Act. No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the changes to their Awards and such change shall be binding on such Participant.
Section 15.    Term Of The Plan.
     15.1. Effective Date. The Plan shall become effective upon approval by the stockholders of the Company and the Board; provided, however, that the Plan shall not be effective with respect to any Award to a Non-Employee Director or any award of Restricted Shares unless the Company has received an order from the SEC that permits such Award.
     15.2. Expiration Date. No new Awards shall be granted under the Plan after the tenth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth anniversary of the Effective Date.

EXHIBIT B
Verification Required by Rule 0-2(d)
VERIFICATION

STATE OF NORTH CAROLINA	}
}
COUNTY OF WAKE	}
     The undersigned states that he has duly executed the attached Application Requesting an Amended Order dated April 10, 2009 for and on behalf of Triangle Capital Corporation (“Triangle”); that he is the Chief Financial Officer, Treasurer, Secretary and Director of Triangle and that all actions by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Steven C. Lilly

Name:	Steven C. Lilly
Title:	Chief Financial Officer, Treasurer, Secretary and Director

EXHIBIT C
Resolutions of the Board of Directors
     WHEREAS, the Board believes that it is in the best interests of the Corporation and its shareholders and that, in order to recruit and retain employees and directors, it is necessary to incentivize employees and directors of the Corporation and its subsidiaries through the issuance from time to time of restricted shares of common stock of the Corporation, par value $0.001 per share (the “Restricted Shares”) and other equity-related grants; and
     WHEREAS, the issuance of the Restricted Shares and other equity related awards to employees and directors may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the Commission;
     NOW, THEREFORE BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized to execute in the name of the Company and to file with the SEC an application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act (the “Exemptive Application”), substantially in the form as has been submitted to and considered by each member of the Board concurrent with the circulation of these resolutions, with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and
     FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions; and
     FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and
     FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and
     FURTHER RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and
     FURTHER RESOLVED, that in each and every instance in the foregoing resolutions when the Authorized Officers of the Corporation are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each Authorized Officer individually and singly with full authority to act without the other Authorized Officers.